UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

REPAY HOLDINGS CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

76029L100

(CUSIP Number)

November 7, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100

1.	Names of Reporting Persons Thunder Bridge Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76029L100

1.	Names of Reporting Persons Gary Simanson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Schedule 13G/A is being filed as an amendment (“Amendment No. 2”) to the statement on Schedule 13G originally filed with the Securities and Exchange Commission (“SEC”) on behalf of Thunder Bridge Acquisition, LLC (the “Sponsor”) and Gary Simanson, as the managing member of the Sponsor (collectively, the “Reporting Persons”), with respect to the Class A common stock of Repay Holdings Corporation (the “Issuer”) on February 13, 2019 (as amended, the “Schedule 13G”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

The Reporting Persons are filing this Amendment No. 2 to report: (i) the distribution of shares of Class A common stock by the Sponsor on a pro rata basis to its members or their permitted transferees, including to Mr. Simanson (the “Distribution”), and (ii) that the Reporting Persons ceased to beneficially own more than five percent of the class of Class A common stock.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

The Reporting Persons do not own any shares of the Issuer’s Class A common stock, other than the shares received by Mr. Simanson and his affiliates in connection with the Distribution.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 18, 2019

Thunder Bridge Acquisition, LLC a Delaware limited liability Company

By:	/s/ Gary Simanson
Name:	Gary Simanson
Title:	Managing Member

/s/ Gary Simanson
Gary Simanson